UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549


                                   FORM 12b-25


                          NOTIFICATION OF LATE FILING
                                                   SEC FILE NUMBER: 000-10120

                                                    CUSIP NUMBER:____________

(Check One):	[ X ] Form 10-K		[   ] Form 20-F		[   ]  Form 11-K
             [   ] Form 10-Q		[   ] Form N-SAR


             For Period Ended:           December 31, 1999

             [   ]  Transition Report on Form 10-K
             [   ]  Transition Report on Form 20-F
             [   ]  Transition Report on Form 11-K
             [   ]  Transition Report on Form 10-Q
             [   ]  Transition Report on Form N-SAR
             For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Full Name of Registrant FAFCO, INC.

Former Name if Applicable N/A

Address of Principal Executive Office (Street and Number) 2690 Middlefield
Road

City, State and Zip Code: Redwood City, CA 94063


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;
[X]  (b)	The subject annual report, semi-annual report, transition report on
Form 10-KSB, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and
[   ]  (c)	The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


PART III - NARRATIVE

   State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

FAFCO, Inc. (the "Company") is engaged in resolving with its independent auditors certain issues relating to the presentation of the Company's financial statements as of and for the year ended December 31, 1999.
Such financial statement presentation issues, although not material in nature, could not be resolved prior to the deadline for filing the Company's Annual Report on Form 10-K without undue expense and effort. As a result, independent auditors to complete such filing.


PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
    Nancy Garvin	    	(650) 		     363-2690
	   (Name)			         (Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is  no, identify report(s).
   		                     [ x ]  Yes		[   ]  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 		                       [   ]  Yes		[ x ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                  FAFCO, INC.
                                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 30, 2000              	By:  /s/  NANCY GARVIN
                                       Nancy Garvin, Executive Vice President